SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, MARCH 15, 2012 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P/Fitch:BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, recorded a 3% reduction in total demand over February 2011, and total load factor for February 2012 stood at 64.5%.

DEMAND

GOL’s domestic demand fell by 2.3% year-on-year in February, mainly due to the 9% upturn in yields in the same period. This was the result of the Company’s continued recovery of margins.

Also in comparison with the same month last year, the Company's international d e m a n d recorded a 9.3% decline, mainly due to the difference in route networks between periods. In February 2011, the Company was operating international charter flights and regular flights to Bogotá, Colombia.

OPERATING DATA	February	February	% Chg.	January	% Chg. (MoM)
	2012(*)	2011(*)	(YoY)	2012(*)
Total System
ASK (mm)	3,880.4	3,733.3	3.9%	4,382.5	-11.5%
RPK (mm)	2,503.1	2,579.9	-3.0%	3,085.8	-18.9%
Load Factor	64.5%	69.1%	-4.6p.p.	70.4%	-5.9p.p.
Domestic Market
ASK (mm)	3,529.5	3,296.2	7.1%	4,005.6	-11.9%
RPK (mm)	2,266.1	2,318.7	-2.3%	2,805.0	-19.2%
Load Factor	64.2%	70.3%	-6.1p.p.	65.5%	-1.3p.p.
International Market
ASK (mm)	350.8	437.1	-19.7%	376.9	-6.9%
RPK (mm)	237.0	261.1	-9.3%	280.8	-15.6%
Load Factor	67.5%	59.7%	7.8p.p.	57.0%	10.5p.p.

(*) February 2012 – preliminary figures; February 2011 – adjusted management figures; January 2012 – National Civil Aviation Agency (ANAC) figures.

SUPPLY

Domestic supply increased by 7.1% over February 2011, mainly due to the 6.8% increase in the average stage length (877 km in Feb/12 versus 821 km in Feb/11), together with the 7.1% upturn in operational volume (number of arrivals).

International supply fell by 19.7% in the same period, chiefly due to: (i) the return of three B767 aircraft that had been chartered out for international flights; and (iI) the discontinuation of flights to Bogotá, in Colombia.

GOL’s total supply climbed by 3.9% year-on-year. Given that February 2012 had one more operational day than the same month last year, average domestic ASK per day increased by 3.4% (versus 6.9% year-on-year in January), consolidating the Company’s strategy of reducing domestic supply growth.

LOAD FACTOR AND YIELDS

GOL’s total load factor came to 64.5% in February, 4.6 p.p. down on the same period in 2011.

February’s yields ranged between 20.0 and 19.5 cents (R$), 9% up year-on-year, while PRASK increased by 2%, underlining the Company's strategy of recovering margins in 2012.

WEBJET

Webjet continued to post a load factor consistent with its business proposal. The table below shows Webjet’s and consolidated (GOL and Webjet) numbers in January 2011.

OPERATING DATA	February	February	% Chg.	January	% Chg.
	2012(*)	2011(*)	(YoY)	2012(*)	(MoM)
GOL
ASK (mm)	3,880.4	3,733.3	3.9%	4,382.5	-11.5%
RPK (mm)	2,503.1	2,579.9	-3.0%	3,085.8	-18.9%
Load Factor	64.5%	69.1%	-4.6p.p.	70.4%	-5.9p.p.
WEBJET
ASK (mm)	580.4	436.2	33.1%	612.0	-5.2%
RPK (mm)	439.6	342.7	28.3%	492.9	-10.8%
Load Factor	75.7%	78.6%	-2.8p.p.	80.5%	-4.8p.p.
CONSOLIDATED
ASK (mm)	4,460.8	4,169.4	7.0%	4,994.5	-10.7%
RPK (mm)	2,942.6	2,922.5	0.7%	3,578.7	-17.8%
Load Factor	66.0%	70.1%	-4.1p.p.	71.7%	-5.7p.p.

(*) February 2012 – preliminary figures; February 2011 – adjusted management figures; January 2012 – National Civil Aviation Agency (ANAC) figures.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 900 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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ABOUT WEBJET LINHAS AÉREAS S.A.

Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 155 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

This notice contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶Leonardo Pereira	▶Edmar Lopes	▶Gustavo Mendes	▶Ricardo Rocca

INVETOR RELATIONS
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

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GLOSSARY OF AIRLINE INDUSTRY TERMS

▶AIRCRAFT LEASING:  an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION:  the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK):  the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH:   the average number of kilometers flown per flight.

▶BLOCK HOURS:   refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR:   the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER:   a flight operated by an airline outside its normal or regular operations.

▶EBITDAR:  earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR:  the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR:  the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS:  long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):  operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK):  total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS:  the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK):  the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK:  a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT:  the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE:  an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE:  a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

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▶WTI BARREL:  stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER:  the average amount a passenger pays to fly one kilometer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.